Exhibit 21

SUBSIDIARIES OF THE REGISTRANT *

Name	State or Jurisdiction of Incorporation
AGI Incorporated	Illinois
Rigesa Ltda.	Valinhos, Sao Paulo, Brazil
Westvaco Kentucky, L.P.	Kentucky
Westvaco Texas, L.P.	Delaware
Westvaco Virginia, Inc.	Virginia
Westvaco (Barbados) Foreign Sales Corporation	Bridgetown, Barbados

* The names of additional subsidiaries have been omitted because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary. Subsidiaries which are consolidated into the above-listed subsidiaries are also omitted.